UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 26, 2022

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains a Stock Exchange Announcement dated 26 July 2022 entitled ‘Results of Annual General Meeting’.

26 July 2022

Vodafone Group Plc (‘Vodafone’ or the ‘Company’)

Results of Annual General Meeting

The Annual General Meeting of the Company was held at The Pavilion, Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN on Tuesday, 26 July 2022 at 10.00 am.

Resolutions 1 to 19 (inclusive) and 23 were passed as Ordinary Resolutions. Resolutions 20 to 22 (inclusive) and 24 were passed as Special Resolutions.

The results of the poll on all 24 resolutions were as follows:

	Resolution	Total votes validly cast	Percentage of relevant shares in issue (%)	For	For (% of shares voted)	Against	Against (% of shares voted)	Votes withheld
1.	To receive the Company’s accounts, the strategic report and reports of the Directors and the auditor for the year ended 31 March 2022.	19,493,946,517	69.68%	19,485,490,846	99.96	8,455,671	0.04	51,088,718
2.	To re-elect Jean-François van Boxmeer as a Director.	19,306,763,916	69.01%	17,210,770,653	89.14	2,095,993,263	10.86	238,192,481
3.	To re-elect Nick Read as a Director.	19,502,708,111	69.71%	19,447,795,495	99.72	54,912,616	0.28	42,224,951
4.	To re-elect Margherita Della Valle as a Director.	19,503,016,256	69.71%	19,431,003,165	99.63	72,013,091	0.37	41,924,736
5.	To elect Stephen A. Carter C.B.E. as a Director.	19,501,246,254	69.71%	19,452,464,590	99.75	48,781,664	0.25	43,710,312
6.	To re-elect Sir Crispin Davis as a Director.	19,501,506,610	69.71%	18,894,436,667	96.89	607,069,943	3.11	43,460,905
7.	To re-elect Michel Demaré as a Director.	19,502,149,516	69.71%	18,917,342,070	97.00	584,807,446	3.00	42,866,619
8.	To elect Delphine Ernotte Cunci as a Director.	19,502,375,951	69.71%	19,438,367,304	99.67	64,008,647	0.33	42,634,408
9.	To re-elect Dame Clara Furse as a Director.	19,501,833,866	69.71%	19,415,658,222	99.56	86,175,644	0.44	43,132,354
10.	To re-elect Valerie Gooding as a Director.	19,501,730,858	69.71%	18,914,896,189	96.99	586,834,669	3.01	43,254,507
11.	To elect Deborah Kerr as a Director.	19,501,087,979	69.71%	19,452,796,768	99.75	48,291,211	0.25	43,891,939
12.	To re-elect Maria Amparo Moraleda Martinez as a Director.	19,501,823,775	69.71%	18,848,895,461	96.65	652,928,314	3.35	43,184,656
13.	To re-elect David Nish as a Director.	19,501,266,969	69.71%	19,450,797,473	99.74	50,469,496	0.26	43,709,200
14.	To elect Simon Segars as a Director.	19,498,848,477	69.70%	19,453,708,826	99.77	45,139,651	0.23	46,112,414
15.	To declare a final dividend of 4.50 eurocents per ordinary share for the year ended 31 March 2022.	19,509,242,715	69.74%	19,457,795,003	99.74	51,447,712	0.26	35,760,312

16.	To approve the Annual Report on Remuneration contained in the Remuneration Report of the Board for the year ended 31 March 2022.	19,496,903,239	69.69%	19,086,924,682	97.90	409,978,557	2.10	47,875,529
17.	To re-appoint Ernst & Young LLP as the Company’s auditor until the end of the next general meeting at which accounts are laid before the Company.	19,507,516,261	69.73%	19,379,132,140	99.34	128,384,121	0.66	37,394,082
18.	To authorise the Audit and Risk Committee to determine the remuneration of the auditor.	19,504,142,249	69.72%	19,490,192,112	99.93	13,950,137	0.07	40,760,118
19.	To authorise the Directors to allot shares	19,505,861,334	69.72%	18,474,217,163	94.71	1,031,644,171	5.29	39,092,919
20.*	To authorise the Directors to dis-apply pre-emption rights.	19,433,291,115	69.47%	19,007,099,920	97.81	426,191,195	2.19	111,673,329
21.*	To authorise the Directors to dis-apply pre-emption rights up to a further 5 per cent for the purposes of financing an acquisition or other capital investment.	19,433,585,400	69.47%	18,739,915,910	96.43	693,669,490	3.57	111,360,006
22.*	To authorise the Company to purchase its own shares.	19,486,245,723	69.65%	19,272,281,803	98.90	213,963,920	1.10	58,753,588
23.	To authorise political donations and expenditure.	19,262,313,290	68.85%	18,917,554,866	98.21	344,758,424	1.79	282,628,828
24.*	To authorise the Company to call general meetings (other than AGMs) on a minimum of 14 clear days’ notice.	19,488,586,719	69.66%	18,483,731,105	94.84	1,004,855,614	5.16	56,331,018

* Special resolution

The number of Ordinary Shares in issue on 22 July 2022 (excluding shares held in Treasury) was 27,975,521,625. Shareholders are entitled to one vote per share. A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes validly cast.

In accordance with Listing Rule 9.6.2, a copy of the Resolutions, passed as Special Business at the Annual General Meeting, have been submitted to the Financial Conduct Authority via the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Following conclusion of the Annual General Meeting, the below changes to the composition of the Board were effective:

-	Stephen A. Carter C.B.E was appointed as a Non-Executive Director;
-	Delphine Ernotte Cunci was appointed as a Non-Executive Director; and
-	Simon Segars was appointed as a Non-Executive Director.

For more information, please contact:

Investor Relations	Media Relations

Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 26, 2022	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary